October 25, 2024

Bradley Ecker

Geoffrey Kruczek

Office of Manufacturing

Division of Corporation Finance

Securities and Exchange Commission

Washington DC 20549

Re:	Next Thing Technologies, Inc.
Post-Qualification Amendment No. 2 to Form 1-A
Filed on October 15, 2024
File No. 024-12260

Dear Messrs. Ecker and Kruczek:

We acknowledge receipt of the comments in the letter dated October 24, 2024 from the staff of the Division of Corporate Finance (the “Staff”) regarding the Post-Qualification Amendment to the Form 1-A of Next Thing Technologies, Inc. (the “Company”), which we have set out below, together with our responses.

Amendment No. 2 to Post-Qualification Statement on Form 1-A filed October 15, 2024

Use of Proceeds, page 21

1.	We note that the amounts of “Offering Expenses (including marketing of the offering)” disclosed here are significantly greater than the amounts of Offering Costs disclosed elsewhere in this filing (e.g., Offering Costs disclosed on page 13). Please explain the difference(s) and revise your disclosure, as necessary.

The difference between the differing numbers is due to the inclusion of costs to marketing the offering in the Use of Proceeds section, whereas in other sections, such as on page 13, only fixed offering costs of $150,000 plus the 4.5% commission are included, as inclusion of marketing expenses in those instances has the potential to create investor confusion. The Company has revised the disclosure to identify the offering marketing costs as its own line item in the Use of Proceeds table and clarify in other sections that offering marketing costs are not included as an offering expense.

Trend Information, page 27

2.	We note your response to our prior comment 4 and reissue in part. Disclosure in this section indicates that volatility and demand for lithium may have a material impact on your business. Please revise.

The Company has revised its disclosures regarding the volatility of pricing, which does not include lithium.

SECURITIES BEING OFFERED, page 30

3.	We note your response to our prior comment 6 and reissue. Please include all conversion features in the description of your Class B Common Stock. In this regard, we note your disclosure on page 17 that “Class B Common Stock will automatically convert into Class A Common Stock upon transfer.” Ensure your disclosure is consistent with your certificate of incorporation. In this regard, it is unclear where your certificate provides for the automatic conversion feature.

The Company has revised the disclosure to clarify that Class B Common Stock that are sold by selling shareholders in the offering are convertible at the option of the holder into Class A Common Stock.

Financial Statements, page F-1

4.	Please revise to update your financial statements as required by Part F/S of Form 1-A.

The Company has revised its offering circular to include interim financial statements for the six months ending June 30, 2024.

Exhibits

5.	Refer to paragraph 4. This exhibit does not appear to opine on the resale of shares by selling shareholders. Please file a revised opinion. Ensure it opines that the shares to be resold are currently validly or legally issued, fully paid and non-assessable.

CrowdCheck Law LLP has revised its opinion as requested by the Staff.

General

6.	Please revise Item 4 of Part I of your Form 1-A to ensure consistency with Parts II and III. In this regard, we note you disclose under Item 4 that there are 0 shares of your Class A Common Stock outstanding. However, we note in your offering circular that there are 327,943 shares of your Class A Common Stock outstanding. We also note that you disclose in Item 4 that you are offering up to 12,500,000 shares for sale, which is inconsistent with the number you disclose in Parts II and III.

The Company has revised Item 4 of Part I to clarify these figures.

Thank you again for the opportunity to respond to your questions to the Offering Statement of Next Thing Technologies, Inc. If you have additional questions or comments, please contact me at andrew@crowdchecklaw.com.

Sincerely,

/s/ Andrew Stephenson
Andrew Stephenson
Partner
CrowdCheck Law LLP

cc:	Jason Adams, Chief Executive Officer, Next Thing Technologies, Inc.

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